BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

August 5, 2021

BNY Mellon Alcentra Opportunistic Global Credit Income Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – BNY Mellon Alcentra Opportunistic Global Credit Income Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. (“BNYM Investment Adviser”), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the “Fund”) as follows:

BNYM Investment Adviser has agreed to pay all of the Fund’s organizational expenses and offering costs incurred in connection with the initial public offering of the Fund’s shares of beneficial interest. For purposes of this Agreement, “organizational expenses” and “offering costs” do not include management fees payable by the Fund pursuant to the terms of the Management Agreement between the Fund and BNYM Investment Adviser, sub-advisory fees payable by BNYM Investment Adviser to Alcentra NY, LLC (“Alcentra”) (out of the management fees payable by the Fund to BNYM Investment Adviser) or fees payable pursuant to a distribution or shareholder servicing plan, but do include, without limitation, costs incurred to establish the Fund and enable it to legally do business, including, among other things, organizational fees; federal and state registration fees; legal fees pertaining to the organization and offering of the Fund; costs associated with the initial offering and marketing of shares of the Fund; and audit fees relating to the initial registration statement on Form N-2 of the Fund and auditing the initial seed capital statement of assets and liabilities.

In addition, BNYM Investment Adviser has contractually agreed, until December 31, 2022, to waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund’s classes (excluding distribution fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings, expenses related to litigation and potential litigation, investment expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, third party valuation firms and other costs, expenses and liabilities with respect to consummated and unconsummated investments) and extraordinary expenses) exceed 2.00% of the average daily value of the Fund’s Managed Assets (the “Expense Cap”). On or after December 31, 2022, BNYM Investment Adviser may terminate the Expense Cap at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Trustees of the Fund, and separately by a majority of the Trustees who are not “interested persons” of the Fund, and BNYM Investment Adviser to lower the Expense Cap and may only be terminated in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By:	/s/ James Bitetto
James Bitetto
Secretary

Accepted and Agreed To:

BNY MELLON ALCENTRA OPPORTUNISTIC GLOBAL CREDIT INCOME FUND

By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President and Assistant Secretary